Exhibit 99.2

Equity Transfer Agreement

This Equity Transfer Agreement （this “Agreement”） is made and entered into in Beijing, People’s Republic of China as of June 28, 2019 by and among:

Transferee: ATA Inc. (hereinafter referred to as “ATAI” or “Transferee”), a company legally incorporated and validly existing under the laws of the Cayman Islands, with Registration ID 174577

Transferor: Arts Consulting Limited (hereinafter referred to as “ArtsCL” or “Transferor”), a company legally incorporated and validly existing under the laws of the British Virgin Islands, with Registration ID 2011119

ACG International Group Limited (hereinafter referred to as “ACGIGL”), a company legally incorporated and validly existing under the laws of the British Virgin Islands, with Registration ID 2009006. As of the execution date of this Agreement, ACGIGL has issued 1,000 shares in total, which are all held by ArtsCL.

Beijing Huanqiuyimeng Education Consultation Corp. (hereinafter referred to as “ACG”), a company legally incorporated and validly existing under the laws of the PRC. As of the execution date of this Agreement, ACG has issued 18,076,933 shares in total, where 12,480,633 shares are held by ACGIGL.

Zhang Jun, a Chinese citizen with ID number 372922197207050350, the legal representative of ACG

Deng Rui, a Chinese citizen with ID number 110101197801102525, the Chief Operating Officer of ACG

The entities above are referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

1）The Transferor proposed to transfer to the Transferee and Transferee proposed to purchase from the Transferor all the shares held by the Transferor in ACGIGL.

Therefore, the Parties hereby enter into and abide by this Agreement by consensus.

Clause 1 Definition

1.1 For the purpose of this Agreement, unless otherwise required by the context of the relevant clauses of this Agreement, the following words shall have the meanings as follows:

This Equity Transfer

Means the process through which ATAI purchases the equity interests of ACGIGL in accordance with the terms and conditions of this Agreement in order to acquire 100% of the equity interests of ACGIGL and then indirectly hold the equity interests of the wholly-owned, controlled and joint-stock entities at all levels of ACGIGL (the shareholding percentage of which shall be subject to the status on the execution date of this Agreement)

Closing	Means ATAI being registered as the direct and sole shareholder of ACGIGL for completion of this Equity Transfer
Conditions Precedent	Means any precondition for paying the consideration by the Transferee;
PRC	Means the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan);
Day	Means calendar days;
Month	Means a period consisting of 30 calendar days;
Business Day	Means any day other than Saturday, Sunday, or public holidays of the Cayman Islands, China and United States of America;

Related Party

In the case of an enterprise or a legal person, means (1) any enterprise, legal person or person directly or indirectly controlling, controlled by or under common control by any third party with such enterprise or legal person, whether through shares, equities or any other arrangements; (2) any enterprise, legal person or person holding more than 5% of the interests in such enterprise or legal person; (3) any director, supervisor, and senior officers of such enterprise or legal person; and (4) any close family member of the aforementioned persons (including their spouses, parents and parents of their spouses, brothers and sisters and their spouses, children over the age of 18 and their spouses, brothers and sisters of their spouses and parents of the spouses of their children); in the case of a natural person, means any close family member of such person and any enterprise or legal person that is directly or indirectly controlled by such natural person or his/her close family members or in which they act as a director, supervisor or senior officer;

Control

Means having more than 50% of the equity or interest in an enterprise or other entities, or having the power to appoint or direct the management of an enterprise or other entities, or having the power to appoint or elect a majority of the directors of a company, or other circumstances where having the power to determine the financial and operational policies of an enterprise or other entities and obtain benefits from the operations of the enterprise or other entities thereby;

Encumbrances

Means any lien, mortgage, pledge, security interest, other interest, third party claim or other encumbrance, including any mortgage, pledge, claim, security interest, encumbrance, defective title, lien, charge, easement, adverse claim, proviso or any other type of restrictions or qualifications, including restrictions on the exercise of the right to use, right to vote, right to transfer, right to earnings or division of ownership;

Material Adverse Changes

Means any circumstance, change or effect relating to a company and its main business which will individually or together with any other circumstances, changes or effects of the company: (1) have or be likely to have a material adverse impact on the company’s main business or its assets, liabilities, operating performance or financial position; (2) have or be likely to have a material adverse impact on the qualification or ability of the company to operate and carry on its business in the manner in which it currently operates or carries on or intends to operate or carry on its business; or (3) have or be likely to have a material adverse impact on the signing and performance of this Agreement. Notwithstanding the foregoing, the above circumstances occurring to a company resulting from any change to national policies or change of circumstances shall not be deemed to be “material adverse changes”.

Material Contract

Means any contract or agreement that is important to a company or its main business, or will have a material diverse impact if with or without such contract or agreement, whether or not executed in the ordinary course of business operations.

1.2 Under this Agreement, unless otherwise stipulated in the context hereof,

(1) Any document, including this Agreement, when referenced shall include its modifications, synthesis, supplements, replacements, or substitutions every now and then;

(2) This Agreement when referenced shall include this Agreement and its appendix;

(3) The clauses and appendix when referenced shall mean the clauses and appendix under this Agreement;

(4)The clause headings are for reference only and shall not be used in the interpretation of this Agreement;

(5) The Parties referred in this Agreement shall include their respective successors and assignees permitted by them;

(6) Any reference to law shall be interpreted as any constitutional provision, law, administrative regulation, local regulation, rule and regulatory document issued by competent government departments; and

(7) Unless otherwise stated, time shall be interpreted as Beijing time.

Clause 2 This Equity Transfer

2.1 ATAI shall purchase all shares of ACGIGL that are held by ArtsCL at consideration (hereinafter referred to as "Purchase Consideration" and "Consideration Shares") of its newly issued 9,360,000 ordinary shares in accordance with the terms and conditions of this Agreement.

2.2 ArtsCL and ACGIGL shall go through the registration procedures for the change of shareholders of ACGIGL to ATAI and directors of ACGIGL to persons designated by ATAI, and deliver the updated register of shareholders and register of directors to ATAI. Upon completion of this Equity Transfer, ATAI shall directly hold 100% of the equity interest of ACGIGL and, in turn, indirectly hold the equity interest of all wholly-owned, controlled and joint-stock subsidiaries of ACGIGL (the shareholding percentage in each entity shall be subject to the status on the execution date this Agreement).

2.3 ATAI shall pay the Purchase Consideration to ArtsCL within sixty (60) Business Days from the date of completion of the registration abovementioned and the satisfaction or waiver by ATAI in writing of all the Conditions Precedents set forth herein. ATAI and ArtsCL shall make their best efforts to take all necessary actions to cooperate with the payment of ATAI’s shares.

2.4 The Parties agree that ArtsCL shall assume the obligations of ACGIGL and any debt and encumbrance, if any, incurred prior to the closing date, and ArtsCL shall settle such obligations and eliminate such encumbrance within a reasonable period of time whenever being subsequently requested by ATAI.

2.5 All taxes and fees involved in this transaction shall be borne by each Party respectively in accordance with law.

Clause 3 Closing

3.1 Conditions Precedents

ATAI shall not be obliged to pay the Consideration Shares to ArtsCL unless all of the following Conditions Precedents are satisfied or waived by ATAI in writing:

(1)	the representations and warranties made by ArtsCL, ACGIGL and ACG respectively shall remain true, accurate and complete in any substantial respect at the time of the Closing;
(2)

after the signing of this Agreement, no material adverse change has taken place in the business operation, assets, technology, finance, management, legal status and regulatory and policy environment of the wholly-owned, controlled and joint-stock entities of ACGIGL, ACG and its subsidiaries at all levels;

(3)

ATAI has received updated register of shareholders and register of directors of ACGIGL, certifying that the shareholders of ACGIGL have been changed to ATAI and the directors of ACGIGL have been changed to persons designated by ATAI;

(4)

ATAI has received from ArtsCL the certificates, seals (including company seals, financial seals, contract seals, legal person seals and other seals), bank U-keys of ACGIGL, ACG and its subsidiaries at all levels and any other certificates and materials required for the operation of the above-mentioned entities.

3.2 ATAI shall, within sixty (60) Business Days from the date of full satisfaction or waiver by ATAI in writing of the Conditions Precedents set forth herein, issue ArtsCL all Consideration Shares in accordance with the provisions of this Agreement. ATAI shall deliver to ArtsCL a copy of the register of shareholders and stock certificate, certifying that ArtsCL has been registered as a shareholder of ATAI and holds the common stocks agreed herein.

3.3 ATAI shall have the right to decide independently, if not all the Conditions Precedents for the Closing as stipulated in this Agreement have been satisfied as of August 10, 2019:

(1) to waive the unsatisfied Conditions Precedents and continue to complete the Closing where practicable; or

(2) to terminate this Agreement if the Conditions Precedents have not been satisfied and the Transferee has not decided to waive such unsatisfied Conditions Precedents by August 10, 2019, and the Transferee shall not be liable to any other Party for such termination; the termination of this Agreement shall not affect the liability of a Party to the other Parties for violating the provisions of this Agreement before the termination.

3.4 ArtsCL, ACGIGL, ACG, Zhang Jun and Deng Rui undertake that, as of the effective date of this Agreement, they shall make their best efforts to complete and satisfy the abovementioned Conditions Precedents as soon as possible on basis of good faith, so that the Parties can complete the Closing the soonest possible in accordance with the provisions of this Agreement. ATAI is also obligated to perform its obligations under this Agreement in good faith, fairness and reasonableness. The Parties seek to close this transaction by August 10, 2019.

3.5 With respect to the deposit matters agreed by the Parties prior to the execution of this Agreement and the relevant agreement, such agreement shall remain valid.

Clause 4 Representations and warranties

4.1 For the benefit of ATAI, ArtsCL, ACGIGL, ACG, Zhang Jun and Deng Rui severally and jointly represent and warrant to ATAI as follows, and acknowledge that ATAI has entered into this Agreement based on its reliance on such representations and warranties:

(1)

the representations and warranties made by ArtsCL, ACGIGL, ACG, Zhang Jun, Deng Rui in this clause and the appendix hereto as well as other representations and warranties made in other written forms during the Closing is true, accurate and complete in all essential aspects, and is not false, misleading or of major omissions in all material aspects, at the time of executing this Agreement and afterwards until the Closing; specific content of the representations and warranties are set forth in appendix I to this Agreement;

(2)	ArtsCL, ACGIGL, ACG, Zhang Jun and Deng Rui have full right and capacity to sign this Agreement in their own name according to law;
(3)

The authorized representatives who sign this Agreement on behalf of ArtsCL, ACGIGL and ACG have been fully authorized and have the right to sign this Agreement on behalf of them and the behavior of such authorized representatives represents and binds them;

(4)

The execution and performance of this Agreement by ArtsCL, ACGIGL, ACG, Zhang Jun and Deng Rui shall not violate any binding judgment, award, contract, agreement or other document, nor shall it violate any relevant law, regulation and government order. In respect of ArtsCL, ACGIGL, ACG and its wholly-owned, controlled, joint-stock subsidiaries at all levels and their existing or original shareholders, or any third parties that have reached agreements with the aforesaid entities and their existing shareholders, in case they exercise their rights or claims based on existing relevant agreement (whether or not such agreement has been disclosed to ATAI by any Party), and cause or will cause obstacles for ATAI to obtain equity interests and related businesses of ACGIGL, ACG and its wholly-owned, controlled, joint-stock subsidiaries at all levels, or lead to, or will lead to any loss of ATAI (whether or not ATAI has obtained the equity interests and businesses), ArtsCL, ACGIGL (except for ACGIGL after the Closing), Zhang Jun and Deng Rui shall take any necessary action to eliminate the obstacles and avoid the loss of ATAI, otherwise ArtsCL, ACGIGL (except after the Closing), Zhang Jun and Deng Rui shall jointly and severally assume the compensation liability for all losses of ATAI;

(5)

ArtsCL is the sole legal owner of the equity interest under this Equity Transfer; ArtsCL has full power and authority to sell the equity interest under this Equity Transfer; the capital contribution for the transferred shares has been completed and paid and there is no false capital contribution; there is no pledge, mortgage, guarantee right and interest or encumbrance of any kind (including but not limited to any conditional sale or any other title retention agreement, any lease of the aforesaid nature, any agreement giving any guaranteed interests, or any document designating a third person as beneficiary for losses), or any third party rights on such equity interest; and there is no entrustment, option or similar arrangement on the equity interest under this Equity Transfer;

(6)

ArtsCL, ACGIGL, ACG, Zhang Jun and Deng Rui will assist in handling the approval procedures and/or registration procedures that may be involved in this Agreement and urge the relevant parties to provide such agreements, including providing necessary documents and materials;

(7)

The representations and warranties shall be independent from each other and the interpretation of each of them shall not affect the validity of any other representations and warranties unless otherwise expressly stipulated.

4.2For the benefit of the other Parties, ATAI severally and jointly represents and warrants, and acknowledges that, the other Parties have entered into this Agreement based on their reliance on such representations and warranties:

(1)	ATAI has the full right and capacity to conduct this transaction in its own name in accordance with the law;
(2)

ATAI will be signing this Agreement through its authorized representative. The authorized representative has been fully authorized and has the right to sign this Agreement on behalf of the Transferee, and the behavior of such authorized representative shall represent and bind the Transferee;

(3)

To the knowledge of ATAI, its execution and performance of this Agreement do not violate any binding judgment, award, contract, agreement or other document, and do not violate any relevant law, regulation and government order;

(4)

ATAI will assist in handling the approval process and/or registration process that may be involved in this Agreement and will cause its Related Parties to provide such assistance, including providing necessary documents and information;

(5)	ATAI will actively complete the transaction and issue the Consideration Shares in full and on time in accordance with the provisions of this Agreement, provided that the relevant Conditions Precedents are satisfied;
(6)

The representations and warranties shall be independent from each other and the interpretation of each of them shall not affect the validity of any other representations and warranties unless otherwise expressly stipulated.

4.3Full compensation shall be borne by the Party that violates the representations and warranties of this Agreement, including(i) all reasonable fees, expenses, losses, or other liabilities incurred by the other Parties for completing this transaction, and (ii) all reasonable costs, expenses, losses, or other liabilities incurred by the other Parties to terminate this Agreement. Moreover, Zhang Jun and Deng Rui shall be jointly and severally liable for the liabilities and compensation obligations of ArtsCL, ACGIGL and ACG. ATAI shall have the right to require Zhang Jun and Deng Rui to undertake full compensation for the legal liabilities and losses caused by violations of laws and regulations by ACGIGL, ACG and its wholly-owned, controlled and joint-stock subsidiaries at all levels prior to the Closing.

4.4 The representations and warranties are made separately by the Parties on the execution date of this Agreement and shall be deemed to be repeatedly made by the Parties at the time of the Closing.

Clause 5 Transition Period Arrangements

5.1 From the execution date of this Agreement to the closing date (hereinafter referred to as "Transition Period"), except otherwise stipulated in this Agreement, ACGIGL, ACG, Zhang Jun, Deng Rui shall ensure that, the business of ACG and its wholly-owned, controlled and joint-stock subsidiaries at all levels, in all major aspects, shall continue to be in normal operation as previously, and shall not have any material adverse change on the assets or operations of the abovementioned entities.

5.2 Subject to the above principles, during the Transition Period, unless otherwise expressly provided in this Agreement or subject to the prior written consent of the Transferee, each of ACGIGL, ACG and its wholly-owned, controlled and joint-stock subsidiaries shall comply with and perform the following obligations:

(1)	The registered capital, equity structure, main business, business scope, organizational form, name and articles of association of the company shall not be changed;
(2)	Not to pay profits or declaring or distributing dividends to any party;
(3)

Not to issue any equity/shares or any other securities or rights convertible, exchanged or authorized to purchase equity/shares/interests in the company, or enter into any agreement, arrangement or other understanding with respect to the foregoing;

(4)	To conduct its business in the general and ordinary course of business in the same manner as before the execution of this Agreement;
(5)	Not to sign any new contract outside the ordinary course of business operation of the company's main business, including equity investment or disposal of equity investment, acquisition, merger, bank loan or other non-ordinary course debt, lease, purchase of fixed assets, entrusted operation or other contracts, and not to engage in securities or financial derivatives investment;

(6)	To maintain, in good faith, the existing relationships with its customers, employees, creditors and other persons with whom it has dealings;
(7)	To maintain its assets and liabilities at the execution date of this Agreement (except for changes arising from the company's ordinary course of business operations);
(8)	Not to transfer or withdraw cash from the company in any direct or indirect form (except employees' salaries, business expenses, rental and other ordinary operating expenses);
(9)

Not to impose any new debt burden on any of its substantive business and assets, including but not limited to setting up mortgage, pledge, lien, loan, lease, transfer, etc. on its assets and businesses;

(10)

Not to engage in any new unfair related party transactions with its Related Parties or shareholders, and not to cause any new assets to be occupied by its Related Parties; If necessary, the new and fair-value related party transaction shall be fully disclosed to the Transferee and shall obtain written consent of the Transferee before it takes place;

(11)

Unless otherwise agreed herein, no equity/option incentive plan shall be developed or implemented (except for the equity/option incentive plan that has been developed or implemented and equity transfer of the established employee stock holding platform pursuant to this Agreement);

(12)	To maintain the validity of the company's business licenses and qualifications, and ensure its stable operation and compliance with Chinese laws, regulations, policies and other standards;
(13)	To protect and maintain all existing or licensed intellectual property rights and trade secrets (including any intellectual property rights that are in the progress of application);
(14)	Not to make any payment individually exceeding RMB 300,000 yuan or in aggregate exceeding RMB 500,000 yuan outside its ordinary course of business operation;
(15)

To follow the Accounting Standards for Business Enterprises and relevant tax laws and regulations that it shall follow during its ordinary course of business operation as its accounting treatment and tax declaration principles respectively; to keep all financial statements and records related to its business

(16)	To maintain the stability of its management, the compensation of its management and the overall compensation policy and level of its employees;

(17)

Not to make any compromise or settlement (other than labor disputes) with respect to any claim, lawsuit or other proceeding brought by or against any person that materially affects the business or assets of the company;

(18)	No creditor's rights shall be waived, and no debts shall be paid in advance;
(19)	Not to lend money to or provide guarantee for any third party;
(20)

The equity or assets of the company shall not be pledged or mortgaged, nor shall judicial preservation or enforcement measures be taken, including but not limited to being sealed up, frozen or auctioned;

(21)	The company shall not be revoked of its business license or ordered to close down, rectify or hold custody according to law;
(22)	Not to initiate liquidation, dissolution, bankruptcy, merger, division, trusteeship or other similar procedures; and
(23)	There shall be no other event that has a material adverse impact on its assets, business, finances or taxes.

Clause 6 Other issues after the Closing

6.1The Parties agree that within three months after the Closing, Zhang Jun and Deng Rui shall cause the shareholders of Beijing Aididi Visual Art Exchange Co., Ltd. and ACG to reach an agreement to transfer all shares of Beijing Aididi Visual Art Exchange Co., Ltd. to ACG at a fair price.

Clause 7 Breach of Contract and Remedies

7.1Except for any breach of this Agreement and its remedies as specially stipulated herein or otherwise agreed upon by the Parties, if a Party (hereinafter referred to as “Breaching Party”) breaches this Agreement, the other Party (hereinafter referred to as “Observant Party”) shall have the right to take one or more of the following remedies to assert its rights:

(1) requiring the actual performance by the Breaching Party;

(2)suspending the performance of its obligations and resuming the performance upon the removal of such breach by the Breaching Party, and no suspension of performance by the Observant Party in accordance with the provisions of this paragraph shall constitute non-performance or delay in performance by the Observant Party;

(3)sending a written notice on its unilateral cancellation of this Agreement according to the provisions of this Agreement hereof (as the case may be), where such written cancellation notice shall take effect from the date on which it is sent;

(4)requiring the Breaching Party to compensate the Observant Party for its direct economic losses (including any expenses actually incurred for this transaction) and any expenses incurred by the Observant Party for litigation or arbitration (including but not limited to legal costs, preservation costs, legal fees and necessary expenses for investigation and evidence taking); and/or

(5)Other remedies provided for by laws, regulations or this Agreement.

7.2Any rights and remedies stipulated in this Agreement shall be cumulative and shall not be exclusive of any other rights or remedies provided for by law.

7.3If a Party hereto or its representative learns that the representations and warranties made by another Party are untrue, inaccurate or non-complete through investigation or any other means, and decides not to pursue the case, or waives part of the Conditions Precedents, the Observant Party shall not lose any right of recourse against the Breaching Party. A Party not exercising or delays in exercising any of its rights or remedies hereunder shall not constitute a waiver; exercise of a right or remedy in part shall not prevent it from exercising any other right or remedy.

Clause 8 Entry into Force, Modification and Termination

8.1This Agreement shall come into force on the date set forth in the first paragraph after signature of the Parties.

8.2ATAI shall have the right to unilaterally terminate this Agreement on the date ATAI gives written termination notice to other Parties in any of the following circumstances:

(1)The Conditions Precedents for issuance of the Consideration Shares have not been fully satisfied by the corresponding date set forth in this Agreement, and ATAI has not waived such Conditions Precedents; or

(2)The representations and warranties made by or the relevant documents, materials or information submitted by ArtsCL, ACGIGL, ACG or its wholly-owned, controlled and joint-stock subsidiaries at all levels, contain essential false records, misleading statements or major omissions, or the above companies are in violation of the commitments under this Agreement made by such entities, and such violation cannot be remedied or resolved or fails to be remedied or resolved within thirty (30) Days after ATAI issues a written notice.

8.3In any of the following circumstances, ArtsCL shall have the right to unilaterally rescind the relevant provisions of this Equity Transfer hereunder, which shall terminate on the date on which ArtsCL issues a written rescission notice to ATAI:

(1) ATAI fails to issue the Consideration Shares for more than twenty (20) Business Days as stipulated in this Agreement; or

(2)The representations and warranties made by or the relevant documents, materials or information submitted by ATAI, contain essential false records, misleading statements or major omissions, or violation of the commitments under this Agreement, and such violation cannot be remedied or settled or fails to be remedied or resolved within thirty (30) Days after ArtsCL issues a written notice.

8.4Except as otherwise expressly provided herein, any modification or termination of this Agreement shall take effect only after the Parties sign a written agreement in advance.

8.5No modification and termination of this Agreement shall affect the right of the Parties hereto to claim damages. If any Party hereto suffers losses due to any modification or termination of this Agreement, the Party proposing such modification or termination shall be responsible for bearing or compensating for such losses, unless being exempted for liability in accordance with law; however, the Party proposing termination of this Agreement in accordance to the right of termination conferred by this Agreement shall not be required to bear any liability.

Clause 9 Confidentiality

9.1Any provision or document relating to the transaction (including this Agreement and other transaction documents relating to this Agreement) and any information of the other Parties obtained by each Party due to the transaction shall be confidential information and shall not be disclosed by any Party hereto to any third parties.

9.2The provisions of confidentiality shall not apply to the following circumstances:

(1)Such confidential information is generally known to the public and such confidential information being known by public is not due to disclosure by any Party in breach of this Agreement;

(2)When any Party discloses any information to its controlling shareholders, partners, directors and senior managers, employees, accountants, legal advisers and other professional advisers for the purpose of this Agreement, such information disclosed shall not exceed the extent required to carry out the relevant business, and any individuals or institutions that are informed of such information shall assume the obligation to keep such information confidential; or

(3)Any disclosure as required by the laws and regulations or the requirements of government agencies or stock exchanges.

9.3The validity of the provisions of this clause shall not be affected by the cancellation or termination of this Agreement.

Clause 10 Notice and delivery

10.1Any notice or other communication between the Parties related to this Agreement (the "notice") shall be in writing (including delivery by person, by post and by e-mail) and shall constitute a valid notice according to the following communication or e-mail address.

ATA INC.

Contact person：Ma Xiaofeng

Contact address：1/F East Gate, Building No.2, Jian Wai Soho, No.39, Dong San Huan Zhong Road, Chaoyang District, Beijing 100022

Contact e-mail：maxiaofeng@atai.net.cn

Arts Consulting Limited

Contact person: Zhang Jun

Contact address: 2203, 22/F, Building No.15, Jian Wai Soho, Chaoyang District, Beijing

Contact e-mail: zhangjun@acgidd.com

ACG International Group Limited

Contact person: Zhang Jun

Contact address: 2203, 22/F, Building No.15, Jian Wai Soho, Chaoyang District, Beijing

Contact e-mail: zhangjun@acgidd.com

Beijing Huanqiuyimeng Education Consultation Corp.

Contact person: Zhang Jun

Contact address: 2203, 22/F, Building No.15, Jian Wai Soho, Chaoyang District, Beijing

Contact e-mail: zhangjun@acgidd.com

Zhang Jun

Contact address: 2203, 22/F, Building No.15, Jian Wai Soho, Chaoyang District, Beijing

Contact e-mail: zhangjun@acgidd.com

Deng Rui

Contact address: 2203, 22/F, Building No.15, Jian Wai Soho, Chaoyang District, Beijing

Contact e-mail: dengrui@acgidd.com

10.2The time of delivery of each mode of communication shall be as follows:

(1)any notice given personally shall be deemed to have been served when it is signed and received by the notified Party, and any notice not signed and received by the notified Party shall not be deemed to have been served effectively;

(2)any notice given by post shall be made by registered express or express mail and shall be deemed to have been given to the notified person 48 hours after posting (postponed on statutory holidays); and

(3)any notice given by e-mail shall be deemed to have been given to the notified Party 12 hours after sending of the e-mail (postponed on statutory holidays);

In the event of any change in the above contact address or e-mail of any Party, it shall notify the other Parties within seven (7) Days after the occurrence of such change; otherwise, the other Parties shall be deemed to have effectively notified such Party with its original communication address.

Clause 11 Application of law and dispute resolution

11.1The formation, validity, interpretation, performance and dispute or this Agreement hereof shall be governed by the laws of the PRC.

11.2Any dispute arising out of or in connection with this Agreement shall be settled by the Parties through friendly negotiation. If no agreement can be reached through negotiation, any Party shall have the right to submit the dispute to the people's court at the corresponding level in Chaoyang district, Beijing.

For the purposes of such proceedings, each Party irrevocably designates the address set forth in this Agreement (or such address a Party may change with further notice) as its address for service in such proceedings.

11.3Disputes referred to in this clause refer to all disputes arising from the Parties' interpretation of the validity, content, execution, alteration and termination of the Agreement.

Clause 12 Miscellaneous

12.1Headings

The headings in this Agreement shall be for the convenience of retrieval only. The specific content of any clause of this Agreement shall be governed by the specific provisions of such clause and shall not be interpreted by reference to such headings.

12.2Waiver

Failure to exercise, partial exercise or delay in exercise by any Party hereto of its rights under this Agreement shall not be deemed to be a waiver or abstain of such rights or any other rights under this Agreement; Waiver or abstain exercising by any Party hereto of its rights in respect of any breach of an a clause under this Agreement shall not be construed as a subsequent waiver or abstain of its rights in respect of the same breach of this Agreement.

12.3Invalidity

If one or more of the provisions of this Agreement or other documents associated therewith are found to be invalid, illegal or unenforceable under any applicable law, (1) the validity, legality and enforceability of any other provisions shall not be affected or impaired and shall remain in full force and effect; and (2) the Parties hereto shall immediately replace such provisions with the provisions that are valid, legal and enforceable and come closest to expressing the true intent of such invalid, illegal and unenforceable provisions.

12.4Subsequent warranties

Any Party hereto shall, at the request of the other Parties, take all possible measures to sign any necessary documents to ensure the smooth execution of this Agreement and ensure that the other Parties are fully entitled to any rights, powers and remedies as stipulated in this Agreement.

12.5Entire agreement

This Agreement and its appendix constitute the complete documentation of the Parties with respect to the transaction. In the event of conflict or inconsistency between any communication, declaration, commitment, meeting minutes, memorandum, contract, agreement or any other document relating to the subject matter of this Agreement between the Parties or between certain Parties prior to the execution of this Agreement and its appendix, the provisions of this Agreement and its appendix shall prevail. This Agreement and its appendix shall form an integral agreement and shall have the same legal effect.

12.6Force majeure

When this Agreement cannot be performed or cannot be performed on time due to any unforeseeable, unavoidable and insuperable objective circumstances (hereinafter referred to as “Force Majeure Events”), the Party encountering the above Force Majeure Events shall notify the other Parties immediately by express mail or fax and shall, within fifteen (15) Days after the occurrence of such events, provide a valid certificate proving the occurrence of such Force Majeure Events and the reasons for the non-performance or partial non-performance or delay in performance of this Agreement. According to the extent to which such Force Majeure Events affect the performance of this Agreement, the Parties shall negotiate whether to cancel this Agreement or to partially waive the obligation to perform this Agreement or to postpone the performance of this Agreement.

12.7Simplified version

In order to go through the alteration registration procedures for this transaction, if required by the registration authority, the Parties agree to sign a simplified version document in accordance with the content and format required by the registration authority. The Parties agree that such simplified version document is only for the purpose of alteration registration. The rights and obligations of the Parties regarding this transaction shall be subject to this Agreement and its appendix.

12.8Supplementary agreement

The Parties may further negotiate about signing of a written supplementary agreement on any matters not mentioned herein.

12.9Number of copies

This Agreement is executed in six originals, with one held by each Party, and each of which shall carry the same legal effect.

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This Agreement is executed by the Parties or their respective authorized representatives as of the date written on first page of this Agreement and the Parties agree to be bound by the terms and conditions hereof.

ATA Inc.

Authorized representative：/s/Ma Xiaofeng

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This Agreement is executed by the Parties or their respective authorized representatives as of the date written on first page of this Agreement and the Parties agree to be bound by the terms and conditions hereof.

Arts Consulting Limited

Authorized representative：/s/Zhang Jun

ACG International Group Limited

Authorized representative：/s/Zhang Jun

Beijing Huanqiuyimeng Education Consultation Corp.

（Seal）

Authorized representative：/s/Zhang Jun

Zhang Jun

Signature：/s/Zhang Jun

Deng Rui

Signature：/s/Deng Rui

Appendix I: Representations and warranties

ArtsCL, ACGIGL, ACG, Zhang Jun and Deng Rui jointly and severally make the following representations and warranties to ATAI unconditionally and irrevocably. The representations and warranties contained in this Appendix I are true, accurate and complete.

1.	Legal establishment and effective existence

ArtsCL, ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, are legally established and effectively existing to date, and there are no circumstances or legal procedures that may lead to the termination, suspension, dissolution, liquidation, merger, division or loss of legal person status (if applicable). At present, there is no violation of laws and regulations, provisions of its articles of association and business license.

2.	Business qualification

The business carried out by ArtsCL, ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels have obtained relevant business qualification; such qualification is legally obtained and owned, and remains valid; there is no circumstance that affects its validity; and there is no cause for the regulatory agency or the government department or unit that issued the qualification certificate to revoke or withdraw the qualification certificate or declare the qualification certificate invalid.

3.	Registered capital and equity

All the registered capital had been paid by ArtsCL to ACGIGL and by ACGIGL to ACG, and there is no such situation that the investment is not true or not in place. No registered capital has been withdrawn. If there exists any shareholder failing to pay the registered capital in time or withdrawing the registered capital, and causes any expenses or losses thereby, Zhang Jun and Deng Rui shall compensate for such foresaid expenses and losses.

There is no entrustment or other third party rights over ArtsCL’s shares in ACGIGL or ACGIGL’s equity interest in ACG. Nor is there any dispute or potential dispute over the shares.

There is no delegation or trust right of any third party over ArtsCL’s shares in ACGIGL or ACGIGL’s equity interest in ACG. The shareholders of the said companies are the legally registered owners and actual owners of the said shares and equity interest respectively.

For the ArtsCL’s shares in ACGIGL or ACGIGL’s equity interest in ACG, there is no lien or other security right or encumbrance (including but not limited to any conditional sale or any other title retention agreement, any lease of the aforesaid nature, any agreement giving any guaranteed interests, or any document that designates a third person as beneficiary for losses).

4.Stock options

As of the signing date this Agreement, ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, have not granted any individual or other entity the right or option to subscribe for its equity/shares, nor have ArtsCL and the above companies signed any form of documents, which makes the equity rights and interests of the above companies possible to be subscribed or purchased by a third party; there is no agreement or similar agreement for ArtsCL and the above companies to authorize other third parties to exercise their voting rights and interests.

5. Business Scope

ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels have been conducting business activities within the licensed business scope at all times and have never conducted any business activities exceeding its business scope.

6. Legal compliance

ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels are operating and managed in compliance with applicable laws, government approvals and business license in all aspects, and there is no legal or related governance violation.

7.Assets

The financial statements of ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels have completely and accurately reflected their assets, which are legally owned by the said companies and may be sold or otherwise disposed of by the said companies in accordance with applicable laws; these companies enjoy complete, full ownership of the assets, and there is no third person right on all assets in ownership, joint-ownership, possession, mortgage, pledge, lien or other guaranteed rights; these assets are not subject to any seizure, freezing, holding custody or other mandatory measure by court, arbitration or other authorized institutions; there is no lease, ownership retention or other arrangements or burden that may affect the complete ownership of such assets by the said companies above.

8.Intellectual property rights

The rights of ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels on their intellectual property are legal and valid, and they have taken legal requirements or appropriate measures (such as filing, renewal of annual fees, etc.) to maintain their rights.

Zhang Jun, Deng Rui undertake that during (i) their employment with ATAI, ACG or their Related Parties, and (ii) three (3) years period after termination of their employment with ATAI, ACG or their Related Parties, if Zhang Jun, Deng Rui made or obtained through its Related Parties any intellectual property right associated with the above companys’ business, such intellectual property right shall be transferred to ATAI or its designated party free of charge.

The intellectual property rights used by ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, are applied for registration on their own or have been transferred or authorized effectively. The above companies will not infringe the intellectual property rights of any other person, and there is no other person infringing the intellectual property rights of the above companies. Zhang Jun and Deng Rui shall jointly and severally indemnify ATAI for any losses incurred by the above companies due to their infringement of intellectual property rights before the closing date.

9.Major contracts

Except for the major contracts disclosed to ATAI prior to the signing of this Agreement, there are no other major contracts that are still being performed by ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels.

All contracts to which any of the above companies is a party are the result of genuine and effective transactions, and the subject company has performed its obligations to date under such contracts in all material aspects, and there has been no material breach or violation under such contracts; completion of the transaction hereunder will not (and will not entitle any person to) terminate or modify any of the material rights under such contracts for the any of above companies, or cause its material obligations under such contracts to be accelerated, or cause or give to others the right to require it to make any payment in connection with the assignment or any limitation thereof; and none of the above companies has entered into any contract or arrangement beyond its main business or is limited by the major obligations of such contract or arrangement, or has entered into unusual contract or arrangement or contract or arrangement with excessive obligations, over-lengthy terms or abnormal transaction nature at the time of entering into such contract or arrangement, or is limited by the major obligations of such contract or arrangement.

10.Related Parties and Related Party transactions

Except as disclosed to ATAI prior to the signing of this Agreement, there is no Related Party transaction between the Transferor and its controlled entities and ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels.

11.Liabilities

For ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, except the debt that already reflected in the financial statements and debt that incurred in the daily operations during the period from the date of the financial statements to the closing date, there is no other major debt for the above companies (including the existing debt and any contingent liabilities incurred due to provision of guarantee, mortgage, pledge or other form of guarantee by the above companies).If the above companies have other debts, Zhang Jun and Deng Rui shall jointly and severally assume the debts in full. If any court judgment or arbitration award requires the above companies to assume any major debts not disclosed by the above companies, Zhang Jun and Deng Rui shall jointly and severally pay off all debts directly to the relevant creditors; if the above companies assume the debts, Zhang Jun and Deng Rui shall jointly and severally compensate the above companies in full.

12.Taxes

Except as disclosed to ATAI before signing this Agreement, ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels have processed the tax registration procedures, according to the requirements of the legal and tax authorities, timely and regularly processed the tax filing procedures, and timely and fully paid taxes and fulfilled the withholding obligations in accordance with the legal requirements. There is no unpaid tax, tax evasion, tax dispute or any other circumstances that may cause tax penalties. The above companies have made full provision or disclosure in its financial statements on the tax payable or possible tax liability of the above companies.

The above companies are not currently under investigation by the tax authorities and there is no circumstance that may lead to such investigation.

13.Employees

ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, have entered into labor contracts with all employees in accordance with the law.

Except as disclosed to ATAI prior to the signing date of this Agreement, the above companies have paid wages and remuneration to their employees on time and in full before the closing date, and have drawn or paid social insurance premium, pension fund and other welfare expenses prescribed by law in full for all their employees.

There is no pending labor dispute between the above companies and their employees.

14.Litigation arbitration

Except as disclosed to ATAI before signing of this Agreement, for ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, there is no unsettled or foreseeable litigation, arbitration or administrative punishment case; there is no dispute or illegal act that may cause litigation, arbitration or administrative penalty procedures, and there is no judicial preservation or enforcement measure taken against the above companies.

15.Authenticity and integrity of the representations and warranties and the materials provided

The representations, warranties or declarations made in the appendixes, statements, guarantees or warranties and the due diligence documents provided to ATAI by ArtsCL, ACGIGL, ACG and its wholly owned, controlled and joint-stock subsidiaries at all levels, Zhang Jun and Deng Rui, do not contain untrue statement of material facts, have not intentionally omitted any material fact that is necessary to make such representations, warranties or declarations, and do not contain misleading statements.

If any of the above companies find at any time that the due diligence documents are inconsistent with the actual situations, it shall immediately correct such inconsistency and truthfully disclose the true situations to ATAI.